UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             HS3 Technologies, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                  40430N 20 4
                                  ------------
                                 (CUSIP Number)

                             Aaron Lamkin, Manager
                                The Regency Group, LLC
                             4600 S Ulster St. Suite 975
                              Denver, CO 80237
                   --------------------------------------------
                    (Name and Address of Person Authorized to
                      Receive Notices and Communications)

                                December 11, 2007
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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                                                           Page 2  of 6    Pages
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1       NAME OF REPORTING PERSON:

        The Regency Group, LLC.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 76-0711716
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       PF AND O

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Colorado
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                        7      SOLE VOTING POWER
                               INCLUDING OPTIONS            1,896,436*
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH               INCLUDING OPTIONS            1,896,436*
                        -------------------------------------------------

                       10      SHARED DISPOSITIVE POWER             0

* Jeff Koslosky, a 10% or greater owner of The Regency Group, LLC, owns 60,000 shares of stock in his personal name.
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,896,436
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [X]
Excludes shares owned by individual members of The Regency Group, LLC totaling 60,000 shares
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.78%
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14      TYPE OF REPORTING PERSON OO
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
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                                                           Page 3  of 6    Pages
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Item 1.    Security and Issuer.

     This Statement relates to common shares of HS3 Technologies, Inc. (the Issuer). The principal executive offices of the Issuer are located at 1800 Boulder Street, Suite 600, Denver, Colorado 80211-6400.

Item 2.    Identity and Background.

     (a) This statement on Schedule 13d is being filed on behalf of The Regency Group,LLC

     (b) The Regency Group, LLC's business address is 4600 S Ulster St, Ste 975 Denver, CO 80237.

     (c) The Regency Group, LLC is a Colorado Limited Liability Company. Its principal business is investment.

     (d) The Regency Group,LLC. has not,during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Regency Group, LLC. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Regency Group, LLC is a Colorado Limited Liability Company.

Item 3.    Source and Amount of Funds or Other Consideration.

     The Regency Group, LLC, acquired 600,000 shares as payment for consulting services rendered to the Issuer, pursuant to a consulting agreement with the issuer. The shares were not delivered to and received by The Regency Group, LLC until April 9, 2008.

     The Regency Group, LLC acquired 1,231,811 shares of common stock of the Issuer pursuant to a conversion of $123,181.10 of debt for cash advanced owed by the issuer at a conversion price of $0.10 per share.

The Regency Group, LLC owns 64,625 shares acquired in open market transactions.

Item 4. Purpose of Transaction

     The Regency Group, LLC converted the debt into equity based on the issuers suggestion that this would help them to raise additional capital and help with ongoing business.

     Reporting entity received 600,000 shares pursuant to a consulting agreement with the issuer.

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                                                           Page 4  of 6    Pages
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     The Regency Group,  LLC does not currently have any new plans or proposals, either individually or collectively with another person or company, which relates to or would result in any actions enumerated in subsections (a) to (j) of Form 13D.


Item 5.    Interest in Securities of the Issuer.

     The percentages of outstanding shares of HSTH common stock reported below are based on the statement that as of February 15, 2008 record date, there were 32,825,802 shares of Common Stock issued and outstanding.

     (a) The Regency Group, LLC beneficially owns or may be deemed to beneficially own 1,896,436 shares of HSTH common stock.*

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                                                          Page 5  of  6    Pages
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     (b)  For information regarding the number of shares of HSTH common stock as to which The Regency Group, LLC holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page or this statement on Schedule 13D.*

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of HSTH common stock effected by The Regency Group, LLC during the past 60 days.

     (d) No person other than The Regency Group, LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of The Regency Group, LLC common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by The Regency Group, LLC.

     (e)  Not applicable.

* Individual members of The Regency Group, LLC reporting entity own on aggregate of 60,000 shares in their individual names.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Regency Group, LLC has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of HSTH, other than as described in this statement on Schedule 13d.

Item 7.    Material to be Filed as Exhibits.

           None.

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                                                           Page 6  of 6    Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 16, 2008


/s/ Aaron Lamkin
-------------------------------
    Aaron Lamkin